THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 31.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of an English translation of the original Spanish language version of a Peruvian filing of the report on the interim unaudited consolidated financial statements of Compañía de Minas Buenaventura S.A.A. as of June 30, 2002 and for the three-month and six-month periods then ended, as filed with the Peruvian National Supervisory Commission on Companies and Securities.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of June 30, 2002 and for the three-month and six-month periods then ended

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of June 30, 2002 and for the three-month and six-month periods then ended together with the report of Independent Public Accountants

Content

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Report of Independent Public Accountants

To the Shareholders of **Compañía de Minas Buenaventura S.A.A.**

We have made a limited review of the accompanying consolidated balance sheet of **Compañía de Minas Buenaventura S.A.A.** (a Peruvian company) **and subsidiaries** (together, "the Company") as of June 30, 2002 and the related consolidated statements of income and cash flows for the three-month and six-month periods then ended, and the statement of changes in shareholders' equity for the six-month period then ended, stated in Peruvian Nuevos Soles. The preparation of these financial statements is a responsibility of the Company's management.

We conducted our limited review in accordance with auditing standards generally accepted in Peru. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial information referred to above for them to be in conformity with the accounting principles generally accepted in Peru.

Countersigned by:

Víctor Burga
C.P.C. Register No.14859

Lima, Peru
July 18, 2002

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 (audited) and June 30, 2002 (unaudited)

	Note	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Assets				
Current assets				
Cash and cash equivalents	4	84,096	83,023	23,647
Trade and other accounts receivable, net		66,665	70,891	20,192
Accounts receivable from affiliates	11	26,705	23,922	6,813
Inventories, net		70,788	70,714	20,141
Current portion of prepaid taxes and expenses		22,543	29,293	8,343
Total current assets		270,797	277,843	79,136
Long-term account receivable	1(e)	-	7,825	2,229
Prepaid taxes and expenses		21,589	12,660	3,606
Investments	5	903,324	987,480	281,253
Property, plant and equipment, net		350,414	350,438	99,811
Development costs and mineral lands, net		131,588	139,553	39,747
Mining concessions, net	6	182,980	184,935	52,673
Total assets		1,860,692	1,960,734	558,455
Liabilities and shareholders' equity				
Current liabilities				
Bank loans	7	109,511	91,550	26,075
Trade accounts payable		34,920	27,192	7,745
Accounts payable to affiliates		1,051	21	6
Other current liabilities		48,113	57,674	16,427
Current portion of long-term debt	8	6,998	16,103	4,586
Total current liabilities		200,593	192,540	54,839
Deferred income tax and workers' profit sharing		12,772	15,929	4,537
Long-term debt	8	131,060	120,099	34,207
Total liabilities		344,425	328,568	93,583
Minority interest		29,233	36,496	10,395
Shareholders' equity	9			
Capital stock		182,081	595,021	169,473
Investment shares		491	1,610	459
Additional paid-in capital		512,060	531,236	151,306
Legal reserve		36,416	46,430	13,224
Retained earnings		768,945	415,395	118,312
Cumulative translation adjustment		5,812	20,879	5,947
Treasury shares		(18,771)	(14,901)	(4,244)
Total shareholders' equity		1,487,034	1,595,670	454,477
Total liabilities and shareholders' equity		1,860,692	1,960,734	558,455

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

	For the three-month periods ended June 30,			For the six-month periods ended June 30,		
	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Operating revenues						
Net sales	122,059	134,761	38,383	230,555	272,762	77,688
Royalty income, Note 11(a)	11,704	15,725	4,479	24,593	30,655	8,731
Total revenues	133,763	150,486	42,862	255,148	303,417	86,419
Costs of operation						
Operating costs	(61,007)	(58,401)	(16,634)	(113,420)	(126,540)	(36,041)
Depreciation	(5,185)	(9,689)	(2,760)	(12,752)	(18,423)	(5,247)
Exploration and development costs in operative mining sites	(16,044)	(17,192)	(4,897)	(25,018)	(28,984)	(8,255)
Total costs of operation	(82,236)	(85,282)	(24,291)	(151,190)	(173,947)	(49,543)
Gross margin	51,527	65,204	18,571	103,958	129,470	36,876
Operating expenses						
General and administrative	(13,494)	(17,850)	(5,084)	(27,254)	(32,501)	(9,257)
Sales	(6,673)	(5,771)	(1,644)	(12,975)	(11,151)	(3,176)
Exploration costs in non-operative mining areas	(13,697)	(7,161)	(2,040)	(22,821)	(10,758)	(3,064)
Royalties	(3,022)	(3,080)	(877)	(6,352)	(5,993)	(1,707)
Total operating expenses	(36,886)	(33,862)	(9,645)	(69,402)	(60,403)	(17,204)
Operating income	14,641	31,342	8,926	34,556	69,067	19,672
Other income (expenses)						
Share in affiliated companies, Note 5(c)	25,290	40,365	11,497	75,636	69,981	19,932
Gain (loss) from exposure to inflation	2,155	(3,250)	(926)	2,380	(3,080)	(877)
Financial income	4,868	1,920	547	7,602	4,150	1,182
Financial expenses	(3,612)	(3,576)	(1,019)	(6,440)	(7,577)	(2,158)
Amortization of mining concessions	(1,531)	(4,196)	(1,195)	(3,064)	(8,221)	(2,341)
Loss from sale of subsidiary's shares, Note 1(e)	-	-	-	-	(6,495)	(1,850)
Other, net	(162)	(872)	(247)	(548)	(4,622)	(1,317)
Total other income, net	27,008	30,391	8,657	75,566	44,136	12,571
Income before income tax and minority interest	41,649	61,733	17,583	110,122	113,203	32,243
Income tax	(3,452)	(5,315)	(1,514)	(7,175)	(10,938)	(3,115)
Income before minority interest	38,197	56,418	16,069	102,947	102,265	29,128
Minority interest	(962)	(2,960)	(843)	(2,223)	(4,833)	(1,377)
Net income	37,235	53,458	15,226	100,724	97,432	27,751
Basic and diluted net income per share, stated in Peruvian nuevos soles and U.S. dollars, Note 13	0.29	0.42	0.12	0.80	0.77	0.22

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the six-month periods ended June 30, 2001 and 2002

	Capital Stock								
	Number of shares	Common shares S/(000)	Investment shares S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Retained earnings S/(000)	Cumulative translation adjustment S/(000)	Treasury shares S/(000)	Total S/(000)
Balance as of January 1, 2001	137,444,962	182,081	491	503,354	36,416	599,719	6,472	(119,636)	1,208,897
Declared and paid dividends, net from dividends paid to subsidiary, Note 9(d)	-	-	-	-	-	(31,405)	-	-	(31,405)
Cumulative translation adjustment of investment in Minera Yanacocha S.R.L., Note 5(b)	-	-	-	-	-	-	(3,844)	-	(3,844)
Net income	-	-	-	-	-	100,724	-	-	100,724
Other	-	-	-	-	-	537	-	-	537
Balance as of June 30, 2001	137,444,962	182,081	491	503,354	36,416	669,575	2,628	(119,636)	1,274,909
Balance as of January 1, 2002	137,444,962	182,081	491	512,060	36,416	768,945	5,812	(18,771)	1,487,034
Declared and paid dividends, net from dividends paid to subsidiary, Note 9(d)	-	-	-	-	-	(26,909)	-	-	(26,909)
Capitalization of retained earnings, Note 9(a) and (b)	-	412,940	1,119	-	-	(414,059)	-	-	-
Transfer to legal reserve	-	-	-	-	10,014	(10,014)	-	-	-
Proceeds from sale of treasury ADR, Note 9(c)	-	-	-	19,176	-	-	-	4,017	23,193
Acquisition of investment shares of Compañía de Minas Buenaventura S.A.A.	-	-	-	-	-	-	-	(147)	(147)
Cumulative translation adjustment of investment in Minera Yanacocha S.R.L., Note 5(b)	-	-	-	-	-	-	15,067	-	15,067
Net income	-	-	-	-	-	97,432	-	-	97,432
Balance as of June 30, 2002	137,444,962	595,021	1,610	531,236	46,430	415,395	20,879	(14,901)	1,595,670

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

	For the three-month periods ended June 30,			For the six-month periods ended June 30,		
	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Operating activities						
Collection from customers	151,011	148,683	42,348	243,951	277,963	79,169
Collection of dividends	-	-	-	15,005	-	-
Collection of royalties	13,098	14,858	4,232	26,838	30,335	8,640
Collection of interest	6,704	1,923	548	7,602	4,139	1,179
Payment to suppliers and third parties	(122,259)	(75,096)	(21,388)	(169,048)	(112,889)	(32,152)
Payment to employees	(25,486)	(33,543)	(9,554)	(50,425)	(60,147)	(17,131)
Exploration expenditures	(6,322)	(21,852)	(6,224)	(13,033)	(31,459)	(8,960)
Payment of interest	(5,449)	(2,417)	(688)	(6,440)	(5,853)	(1,667)
Payment of royalties	(3,022)	(2,361)	(672)	(6,352)	(5,739)	(1,635)
Payment of income tax	(3,817)	(5,014)	(1,428)	(7,175)	(10,047)	(2,861)
Net cash and cash equivalents provided by operating activities	4,458	25,181	7,174	40,923	86,303	24,582
Investing activities						
Purchase of property, plant and equipment	(30,098)	(9,654)	(2,750)	(44,716)	(27,802)	(7,919)
Development expenditures	(1,265)	243	69	(23,787)	(20,508)	(5,841)
Purchase of investments	71	(9,492)	(2,704)	(4,601)	(13,257)	(3,776)
Proceeds from sale of property, plant and equipment	-	-	-	-	2,012	573
Net cash and cash equivalents used in investing activities	(31,292)	(18,903)	(5,385)	(73,104)	(59,555)	(16,963)
Financing activities						
Increase (decrease) of bank loans, net	35,477	6,043	1,721	44,790	(20,111)	(5,728)
Increase (decrease) of long-term debt, net	21,193	(6,106)	(1,739)	77,272	(3,949)	(1,125)
Proceeds form sale of treasury ADR	-	-	-	-	23,193	6,606
Payment of dividends	(31,405)	(26,909)	(7,664)	(31,405)	(26,909)	(7,664)
Acquisition of treasury shares	-	(147)	(42)	-	(147)	(42)
Net cash and cash equivalents provided by *(used in) financing activities*	25,265	(27,119)	(7,724)	90,657	(27,923)	(7,953)
Net increase (decrease) in cash and cash equivalents during the period	(1,569)	(20,841)	(5,935)	58,476	(1,175)	(334)
Gain (loss) from exposure to inflation of cash and cash equivalents	57	(599)	(171)	(53)	102	29
Cash and cash equivalents at beginning of period	81,613	104,463	29,753	21,678	84,096	23,952
Cash and equivalents at period-end	80,101	83,023	23,647	80,101	83,023	23,647

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three-month periods ended June 30			For the six-month periods ended June 30,		
	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Reconciliation of net income to net cash and cash equivalents provided by operating activities						
Net income	37,235	53,458	15,226	100,724	97,432	27,751
Add (deduct)						
Depreciation	3,836	9,735	2,773	12,752	18,588	5,294
Amortization of mining concessions	1,531	4,196	1,195	3,064	8,221	2,341
Amortization included in exploration and development costs in operative mining units	3,625	3,986	1,135	7,487	8,155	2,323
Minority interest	962	2,960	843	2,223	4,833	1,377
Net cost of retired property, plant and equipment	753	1,417	404	1,480	1,417	404
Loss (gain) from exposure to inflation	(2,155)	3,250	926	(2,380)	3,080	877
Expense (income) of deferred income tax and workers' profit sharing	(365)	1,055	300	-	3,157	899
Loss on sale of property, plant and equipment	-	-	-	-	4,211	1,199
Loss on sale of subsidiary's shares	-	-	-	-	6,495	1,850
Share in affiliated companies, net of dividends received	(25,290)	(40,365)	(11,497)	(60,631)	(69,981)	(19,932)
Net changes in assets and liabilities accounts						
Decrease (increase) of operating assets -						
Trade and other accounts receivable	42,907	13,204	3,761	57,228	(10,672)	(3,040)
Inventories	1,921	(4,233)	(1,206)	(5,305)	1,852	527
Prepaid taxes and expenses	(23,333)	(5,355)	(1,527)	(10,925)	2,171	618
Increase (decrease) of operating liabilities -						
Trade accounts payable and other current liabilities	(37,169)	(18,127)	(5,159)	(64,794)	7,344	2,094
Net cash and cash equivalents provided by operating activities	4,458	25,181	7,174	40,923	86,303	24,582

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of June 30, 2002

1. **Interim unaudited consolidated financial statements**

(a) The accompanying interim consolidated financial statements have been prepared from the Company's accounting records, which are carried out in nominal monetary terms adjusted to reflect the changes in the National Wholesale Price Level Index (IPM). According to such index, prices increased 0.2 percent in the six-month periods ended June 30, 2001 and 2002.

The corresponding figures of the consolidated financial statements as of December 31, 2001 and for the three-month and six-month periods ended June 30, 2001 were adjusted to the IPM prevailing at June 30, 2002.

(b) The criteria and the accounting principles used by management in the preparation of the interim unaudited consolidated financial statements, which should be read in conjunction with the 2001 audited consolidated financial statements, are similar to those used in preparing the annual consolidated financial statements of Compañía de Minas Buenaventura S.A.A. and subsidiaries (hereinafter "Buenaventura" or "the Company"). Furthermore, in preparing the interim consolidated financial statements, management made certain estimates and assumptions; accordingly actual results may differ from those presented hereto.

(c) The interim consolidated financial statements are not necessarily indicative of the final results expected for the year 2002.

(d) Certain figures of the consolidated financial statements as of December 31, 2001 and for the three month and six-month periods ended June 30, 2001 have been reclassified to make them comparable with the current period figures.

Notes to the interim consolidated financial statements (unaudited) (continued)

(e) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership as of				
	December 31, 2001		June 30, 2002		
Subsidiaries	Direct %	Indirect %	Direct %	Indirect %	Economic activity
Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.
Cedimin S.A.C.	-	100.00	-	100.00	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.
Compañía Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in *Buenaventura*, *Yanacocha* and in other affiliated companies engaged in mining activities.
Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently selling electric power.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placing insurance contracts and providing administrative and technical services in insurance matters.
Inversiones Colquijirca S.A. (i)	59.66	-	59.08	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.
Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.
Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.
Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, mainly gold.

Consolidated Statements of Cash Flows (unaudited) (continued)

	Ownership as of				
	December 31, 2001		June 30, 2002		
Subsidiaries	Direct %	Indirect %	Direct %	Indirect %	Economic activity
Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, it transferred to Yanacocha its exploration and exploitation rights of the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.
Minera Shila S.A.C.	50.00	50.00	50.00	50.00	Extraction, concentration and commercialization of concentrates, mainly gold.
Minera Huallanca S.A.C. (ii)	-	100.00	-	-	Extraction, concentration and commercialization of polymetallic concentrates, mainly lead and zinc.
Minera Yanaquihua S.A.C. (iii)	-	100.00	-	-	Extractor, concentration and commercialization of concentrates, mainly gold.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

(ii) During the first quarter of 2002, the Company sold to third parties 307,360 shares of its ownership in its subsidiary Inversiones Colquijirca S.A. by S/307,360. Furthermore, the Company made a capital contribution of S/34,750, equivalent to 34,750 shares, which diluted the participation of the other stockholders in that subsidiary. Such transactions caused that Buenaventura's participation in Inversiones Colquijirca S.A. decreases from 59.66% as of December 31, 2001 to 59.08% as of June 30, 2002.

(ii) On March 31, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca's shares for US$2,000,000. From this total, US$1,500,000 will be collected in semi-annual installments until September 2004 and the remaining US$500,000 would be collected on September 30, 2006 as long as: (i) the level of economic reserves as measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 MT/month of mineral and (ii) the average price of zinc is higher than US$1,050/MT in that period. If these conditions are not met, the final price of the transaction would be US$1,500,000. This transaction has originated a loss amounting to S/6,495,000 (considering a sales price of US$1,500,000 only), which is presented separately in the consolidated statement of income.

The maturity of the account receivable is as follows:

	US$(000)	S/(000)
Current	600	2,105
Non-current	750	2,632
Total	1,350	4,737

(iii) On April 2, 2002, the Company sold to third parties its participation in Minera Yanaquihua S.A.C. In reward, the buyers must pay a royalty calculated based on the net sales of Minera Yanaquihua S.A.C. and using the following percentages: 5% in 2004, 6% in 2005, 7% in 2006 and 8% in 2007. If as of December 31, 2007, the buyers have not exercised the purchase option by US$3,000,000 on the royalties agreed in favor of the Company, such royalties will be 10% effective January 1st, 2008. The amount of the investment of S/5,193,000 (US$1,479,000) is shown as a long - term account receivable. No income was recognized in this transaction.

13

2. Translation of Peruvian nuevos soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. The amounts in U.S. dollars are included solely for the convenience of the reader and were obtained by dividing the amounts in Peruvian nuevos soles by the exchange rate for selling published by the Superintendencia de Banca y Seguros at June 30, 2002 (S/3.511 for each US$1). The convenience translation should not be construed as representations that the Peruvian Nuevos Soles amounts have been, could have been or could in the future be converted into U.S. dollars at said or any other exchange rate.

3. Foreign currency transactions

Foreign currency transactions are made at free market exchange rates. As of June 30, 2002, the market weighted average exchange rates for transactions in U.S. dollars were S/3.509 for buying and S/3.511 for selling (S/3.441 for buying and S/3.446 for selling as of December 31, 2001).

The Company had the following assets and liabilities in foreign currency:

	As of December 31, 2001 US$(000)	**As of June 30, 2002** US$(000)
Assets		
Cash and cash equivalents	2,225	3,173
Trade and other accounts receivable	18,156	15,342
Accounts receivable from affiliates	7,029	5,495
Long-term account receivable (includes current portion)	-	2,829
	27,410	26,839
Liabilities		
Bank loans	31,733	26,075
Trade accounts payable	965	3,469
Other current liabilities	5,458	1,693
Long-term debt (includes current portion)	23,224	38,793
	61,380	70,030
Net liability position	(33,970)	(43,191)

4. Cash and cash equivalents

(a) *This item is made up as follows:*

	As of December 31, 2001 S/(000)	As of June 30, 2002 S/(000)
Cash	825	1,359
Demand accounts	9,323	9,972
Time deposits		
In local currency	69,602	69,004
In foreign currency	4,346	2,668
	84,096	83,023

(b) The Company maintains its demand accounts in domestic banks, in Peruvian Nuevos Soles and U.S. dollars. They are unrestricted funds and earn interest at domestic market rates.

(c) The Company maintains a time deposit in domestic currency for S/69,000,000, at an annual interest rate of 12 percent for a 90-day term. Simultaneously, and with the purpose of hedging the foreign currency exchange risk, the Company signed a US$20,493,758 forward contract at a settled exchange rate of S/3.468 for each U.S. dollar and for a 90-day term. The time deposit and the forward contract expired on July 2, 2002 and were renewed under similar conditions.

The financial income obtained from the time deposits and forward contracts maintained during the three-month and six-month periods ended June 30, 2002 amounts to S/1,759,000 and S/3,405,000, respectively.

5. **Investments**

(a) This item is made up as follows:

	Share in the net equity		Amount of the investment	
	As of December 31, 2001 %	As of June 30, 2002 %	As of December 31, 2001 S/(000)	As of June 30, 2002 S/(000)
Investments at cost				
Sociedad Minera Cerro Verde S. A.	9.17	9.17	18,883	18,883
Other			4,160	4,845
			23,043	23,728
Equity method investments				
Minera Yanacocha S.R.L.	43.65	43.65	879,170	961,394
Other			1,111	2,358
			880,281	963,752
			903,324	987,480

(b) The amount of the investment in Yanacocha was determined from its financial statements as of December 31, 2001 (audited) and June 30, 2002 (unaudited).

Minera Yanacocha S.R.L. is engaged in exploration and production of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua, located in Cajamarca.

Yanacocha keeps its accounting records in U.S. dollars. For purpose of calculating the equity share in this subsidiary, the Yanacocha's equity denominated in U.S. dollars is translated into Peruvian Nuevos Soles, thus generating a translation effect that is recorded in an equity account called "cumulative translation effect".

The movement of the investment in Yanacocha follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,	
	2001 S/(000)	2002 S/(000)	2001 S/(000)	2002 S/(000)
Partners' equity of Yanacocha at the beginning	1,412,337	1,845,986	1,333,568	1,761,879
Participation percentage	43.65%	43.65%	43.65%	43.65%
Participation in Yanacocha as of January 1st	616,485	805,773	582,102	769,060
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	126,977	116,915	128,591	122,231
Elimination of intercompany gains (ii)	(13,001)	(11,927)	(13,001)	(12,121)
Initial balance	730,461	910,761	697,692	879,170
Participation in the income	27,005	42,636	78,922	74,506
Amortization of payment above the book value of Yanacocha's shares	(1,614)	(2,423)	(3,228)	(4,839)
Dividends received	-	-	(15,005)	-
Realization of intercompany gains (ii)	-	196	-	390
Translation cumulative gain (loss)	(1,315)	10,224	(3,844)	15,067
Other	-	-	-	(2,900)
Ending balance	754,537	961,394	754,537	961,394

(i) Corresponds to an amount paid over the book value of Yanacocha's shares, in previous years, when the Company acquired an additional participation of 11.35 percent in Yanacocha, exercising its preferential right.

(ii) The elimination of related intercompany gains corresponds to profits generated in the sale of assets and transfers of contractual rights to Yanacocha (see Note 2 to the 2001 audited consolidated financial statements), and is shown net of the investment in Yanacocha for reporting purposes. This amount will increase the investment and the share in affiliated companies (as revenues) as Yanacocha depreciates and amortizes the acquired assets.

(c) The share in the gains (losses) of affiliated companies shown in the consolidated statements of income is made up as follows:

	For the three-month *periods ended June 30,*		**For the six-month *periods ended June 30,***	
	2001 S/(000)	**2002** S/(000)	**2001** S/(000)	**2002** S/(000)
Minera Yanacocha S.R.L.	25,391	40,409	75,694	70,057
S.M. Coshuro de R.L.	(101)	(33)	-	(65)
Compañia Minera Coimolache S.A.	-	(11)	(58)	(11)
	25,290	40,365	75,636	69,981

The share in Yanacocha's income has decreased in the six-month period ended June 30, 2002, as compared to the same period of 2001, due mainly to the following reasons: (i) increase of cash cost per ounce from US$123 in 2001 to US$147 in 2002, as a result of the start-up of a new mining unit, La Quinua, beginning October 2001; (ii) increase of depreciation expense mainly as a consequence of the increase of La Quinua's fixed assets, and (iii) increase of financial expenses.

These higher costs and expenses have been partially offset by: (i) the increase of the realized gold price from US$266 per ounce during the first semester of 2001 to US$301 per ounce during the first semester of 2002; (ii) increase of the volume of ounces of gold sold from 887,026 during the first semester of 2001 to 961,045 during the first semester of 2002 and; (iii) a less income tax of US$8.3 million mainly caused by the reinvestment benefit obtained by Yanacocha in the year 2002.

(d) Following are certain figures of Yanacocha's financial statements adjusted to conform them to the accounting practices of the Company:

Figures of the balance sheet as of December 2001 (audited) and as of June 30, 2002 (unaudited):

	2001 US$(000)	**2002** US$(000)
Total assets	803,975	955,826
Total liabilities	375,209	395,243
Partners' equity	428,766	560,583

Figures of the income statement for the three-month and six month periods ended June 30, 2001 and 2002 (unaudited):

	For the three-month periods ended June 30,		**For the six-month periods ended June 30,**	
	2001 US$(000)	**2002** US$(000)	**2001** US$(000)	**2002** US$(000)
Total income	112,761	149,240	236,407	289,542
Operating income	30,702	37,514	75,701	64,392
Net income	21,106	28,199	52,221	49,162

6. **Mining concessions, net**

This caption includes to the amounts paid above the fair value of net assets as a consequence of the acquisition of additional participation in the Company's subsidiaries. The movement of the cost and accumulated amortization follows:

	Beginning balance S/(000)	Additions S/(000)	Ending balance S/(000)
Cost			
Cedimin S.A.C.	164,745	-	164,745
Inversiones Colquijirca S.A.	39,099	-	39,099
Consorcio Energético de Huancavelica S.A.	8,387	-	8,387
Sociedad Minera El Brocal S.A.	-	10,176	10,176
	212,231	10,176	222,407
Accumulated amortization			
Cedimin S.A.C.	19,439	5,909	25,348
Inversiones Colquijirca S.A.	9,741	2,088	11,829
Sociedad Minera El Brocal S.A.	-	188	188
Consorcio Energético de Huancavelica S.A.	71	36	107
	29,251	8,221	37,472
Net cost	182,980		184,935

During the first semester of 2002, Buenaventura acquired through the Lima Stock Exchange 4,447,342 shares of Sociedad Minera El Brocal S.A. for S/11,712,000, amount which exceeds the fair value of the investment in S/10,176,000. Such difference is shown as an addition to Mining Concessions.

7. **Bank loans**

The detail of the bank loans, borrowed in U.S. dollars, follows:

	Range of annual interest rate	As of December 31, 2001 S/(000)	As of June 30, 2002 S/(000)
Compañía de Minas Buenaventura S.A.A.			
Banco de Crédito del Perú	2.61% to 2.62%	34,856	21,066
BBVA Banco Continental	2.449% to 2.69%	27,608	24,577
Sociedad Minera El Brocal S.A.			
Banco de Crédito del Perú	4.34% to 5.11%	10,359	10,463
Banco Wiese Sudameris	5.90% to 6.30%	8,632	8,778
Banco Internacional del Perú - Interbank	5.5% to 5.78%	6,388	7,021
Banco Interamericano de Finanzas - BIF	4.538%	862	-
Inversiones Mineras del Sur S.A.			
Banco Wiese Sudameris	4.19%	7,503	7,629
Banco Wiese Sudameris	4.10%	6,212	6,320
Banco de Crédito del Perú	1.25%	3,451	3,511
Other		3,640	2,185
		109,511	91,550

The bank loans were obtained to finance working capital needs and have current maturity. The Sociedad Minera El Brocal S.A. loans are guaranteed by inventories of lead and zinc concentrates. Other loans have no specific guarantees.

8. Long-term debt

(a) The breakdown of the long-term debt, borrowed mainly in U.S. dollars, follows:

Entity	Guarantee	Annual interest rate	Maturity rate	As of December 31, 2001 S/(000)	As of June 30, 2002 S/(000)
Inversiones Mineras del Sur S.A.					
Banco de Crédito del Perú	Guaranteed by Buenaventura	11.00%	January 2008	69,019	70,220
Consorcio Energético de Huancavelica S.A.					
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.2% (3.06% as of June 30, 2002)	September 2003	42,276	39,733
Sociedad Minera El Brocal S.A.					
Banco de Crédito del Perú (i)	Guaranteed with plant and equipment (pending constitution) up to the principal amount; additionally, the Company will hand over the cash flows from the sale of zinc and lead concentrates to two customers.	Libor plus 3.75% (5.61% as of June 30, 2002)	May 2006	18,991	19,311
Teck Cominco Metals Ltd. (ii)	Mining pledge on equipment acquired for the expansion of the Huaraucaca's concentration plant (pending constitution)	Libor plus 6% (7.86% as of June 30, 2002)	February 2007	5,403	5,716
Other				1,234	1,222
Other subsidiaries				1,135	-
				138,058	138,202
Less - Current portion				6,998	16,103
Long-term portion				131,060	120,099

(i) Sociedad Minera El Brocal S.A. is currently negotiating with Banco de Crédito del Perú the refinancing of its long-term debt.

(ii) In accordance with the terms of the refinancing mentioned in (i), this debt would be subordinated to the obligations with Banco de Crédito del Perú and would have a long-term maturity.

(b) The maturity breakdown of the long-term debt follows:

Year ended June 30,	Amount S/(000)
2003	25,689
2004	8,008
2005	7,640
2006	7,640
2007	902
Thereafter	70,220
	120,099

9. Shareholders' equity

(a) Capital stock -

The Mandatory Annual Shareholders' meeting held on March 26, 2002 decided to increase the Company's capital stock from S/182,081,000 to S/595,021,000 through the capitalization of part of the retained earnings as of December 31, 2001, by increasing of the nominal value of the common shares - Series A and B from S/1 to S/4. From the total capitalized amount of S/412,940,000, S/125,456,000 and S/283,484,000 correspond to common shares - Series A and B, respectively.

The shareholders' meeting held on April 30, 2002 approved the redesignation of common shares - Serie B Share as common shares - Serie A, and the immediate redesignation of this latter shares as common shares. Both decisions were effective May 3, 2002, date on which the Company's capital stock is made up of 137,444,962 common shares with a nominal value of S/4 each one.

The Company can issue additional common shares with a total value of S/45,241,000, due to the restatement of capital stock as a result of inflation as of June 30, 2002.

(b) Investment shares -

The Mandatory Annual Shareholders' meeting mentioned in paragraph (a) above, decided to increase the investment shares account from S/491,172 to S/1,610,000, by increasing the nominal value of such shares from S/1 to S/4, through the capitalization of part of the retained earnings for S/1,119,000.

The Company has the option to issue additional investment shares for a total value of S/121,000, due to the inflation accounting adjustment as of June 30, 2002.

(c) Treasury shares -

In January 2001, in compliance with Article N°104 of the General Corporations Law, Buenaventura sold through the Lima Stock Exchange its treasury shares (628,856 common shares - Series A with a total value of S/8,115,000) to its subsidiary Compañia Minera Condesa S.A. ("Condesa") for a total value of S/17,240,000. The related gain, amounting to S/9,125,000, was eliminated in the consolidation of the financial statements as it was treated as an intercompany transaction.

In September 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,000 ADR (one ADR equals to two common shares).

In the first semester of 2002, Condesa sold to third parties 327,000 ADR for approximately S/23,193,000, realizing a gain of S/19,176,000 which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

(d) Declared dividends -

The Mandatory Annual Shareholders meeting held on March 26, 2002 approved a cash dividend of S/29,130,000 (equivalent to S/0.21 per share), which includes dividends given to a subsidiary of S/2,221,000, from retained earnings as of December 31, 2001. The dividends were paid in April 2002.

The Mandatory Annual Shareholders meeting held on March 29, 2001 approved a cash dividend of S/34,285,000 (equivalent to S/0.25 per share), which includes dividends given to a subsidiary of S/2,880,000, from retained earnings as of December 31, 2000. The dividends were paid in April 2001.

As of June 30, 2002, except for the need to build up a legal reserve, there is no restriction to remittance of dividends. The distribution of annual profits generated from January 1st, 2002 on, will be subject to an income tax of 4.1 percent, which will be paid by the Company.

10. Legal proceedings

In February 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individuals, were defendants in the United States District Court for the District of Colorado by a French citizen. The plaintiff alleges that he was engaged as advisory to Normandy in the trial that finished in October 2000, in which Buenaventura signed a Transactional Agreement by means of which BRGM, Mine Or, Normandy and their related entities (SEREM) fully desisted to initiate or continue any action related to preferential rights of the Cedimin S.A.C.'s shares. In December 2000, the controversy was definitively solved by a one-time payment of US$40 million made by the Company through Compañía Minera Condesa S.A.

The plaintiff asserts that he was injured because Normandy had promised to pay him if the case reached a favorable result, which did not occur, and seeks damages of not less than US$25 million plus interest (which could be subject to trebling), added to unspecified punitive damages. Likewise, he alleges violations of the federal RICO statute and similar provisions of Colorado laws, interference with claimed contract rights, defamation and other injuries.

The defendants have filed motions to dismiss the action based on various grounds, but instead of responding to theses motions, the plaintiff chose to file an amended complaint, adding an additional and otherwise seeking to supply factual details to support his original claims. The Company and Condesa expect to file motions to dismiss the amended complaint on various grounds, including those asserted in an earlier motion. At this date is not possible to predict when the court will rule on the motions.

11. Transactions with affiliated companies

(a) S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") as owner of the mining rights exploited by Yanacocha, is entitled to receive royalties equivalent to 3 percent of the net sales of Yanacocha. For the three-month and six-month periods ended June 30, 2002, the royalties amounted to S/15,725,000 and S/30,655,000, respectively (S/11,704,000 and S/24,593,000 for the three-month and six-month periods ended June 30, 2001, respectively) and are reported as royalty income in the consolidated statements of income.

(b) According to a contract signed with Yanacocha on December 19, 2000, Buenaventura engaged in the administration of the China Linda lime plant. This contract, which originally matured in December 18, 2010, was terminated by Yanacocha in 2001 through a payment of S/6,339,000 (US$1,800,000) made in March 2002.

(c) In February 2002, Buenaventura granted a loan to Compañia Minera Totoral S.A. amounting to S/1,863,000 (US$537,000) to finance technical studies in the Lancones Project. This loan has no specific maturity and earn no interest.

(d) As a result of these and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2001 S/(000)	As of June 30, 2002 S/(000)
Minera Yanacocha S.R.L.	25,495	20,191
Compañia Minera Totoral S.A.	976	2,939
Other	234	792
	26,705	23,922

12. Derivative financial instruments

(a) Following is the detail of the derivative instruments opened as of June 30, 2002:

Compañía Minas Buenaventura S.A.A.

Future and option contracts

Metal	Quantity	Range of price	Period
Silver (*)	15,304,000 Oz	US$6 /Oz to US$6.5 /Oz	July 2002 - August 2006
Gold	3,577,000 Oz	US$343 /Oz to US$420 /Oz	July 2002 - December 2011
Zinc	1,200 TM	US$1,300/MT	July 2002 - December 2002

Sociedad Minera El Brocal S.A.

Sale of call option contracts

Metal	Quantity	Price	Period
Zinc	4,350 MT	US$925/MT	July 2002 - December 2002
Zinc	5,250 MT	US$875/MT	July 2002 - December 2002
Zinc	2,400 MT	US$915/MT	July 2002 - December 2002
Zinc	11,250 MT	US$920/MT	July 2002 - December 2002

Sale of put option contracts

Metal	Quantity	Price	Period
Zinc	5,250 MT	US$770/MT	July 2002 - December 2002

Future contracts

Metal	*Quantity*	*Price*	*Period*
Zinc (**)	9,000 MT	US$860/MT	July 2002 - December 2002
Zinc (***)	9,000 TM	US$870/MT	July 2002 - December 2002
Silver	600,000 Oz	US$4.628/Oz	July 2003 - December 2002
Silver	900,000 Oz	US$5.10/Oz to US$5.05/Oz	January 2003 - December 2003

(*) Includes 4,100,000 Oz/Ag and 1,250,000 Oz/Ag guaranteed only if silver price is above US$4.15 Oz/Ag and US$4 Oz/Ag, respectively.

(*) If zinc price would be at or down of US$770/MT, the derivative instrument would not apply (in proportion to percentages calculated over the base of tonnage and days).

(***) If zinc price would be at or down of US$750/MT, the derivative instrument would not apply (in proportion to percentages calculated over the base of tonnage and days).

For the three-month and six-month periods ended June 30, 2002, the Company recognized revenues of S/9,545,000 and S/24,744,000, respectively (S/14,991,000 and S/30,814,000 in the three-month and six-month periods ended June 30 2001, respectively) related to derivative operations settled on those periods.

The mark-to-market value of the open hedging contracts as of June 30, 2002 is negative in US$82,283,000. This value varies according to the metals price volatility. The gains or losses originated by operations with derivative instruments are recorded at the maturity date of the related contracts.

(b) See Note 4(c) regarding a foreign currency forward contract related to a time deposit in local currency.

13. **Basic and diluted net income per share**

The computation of the basic and diluted net income per share for the three-month and six-month periods ended June 30, 2001 and 2002 is presented below:

For the three-month period ended June 30, 2001			For the three -month period ended June 30, 2002		
Net income (numerator) S/	Shares (denominator)	Income per share S/	Net income (numerator) S/	Shares (denominator)	Income per share S/
37,235,000	126,252,152	0.29	53,458,000	127,221,219	0.42

For the six-month period ended June 30, 2001			For the six-month period ended June 30, 2002		
Net income (numerator) S/	Shares (denominator)	Income per share S/	Net income (numerator) S/	Shares (denominator)	Income per share S/
100,724,000	126,252,152	0.80	97,432,000	127,221,219	0.77

The determination of the number of shares used in the calculation of the basic and diluted income per share as of June 30, 2001 and 2002 is as follows:

	2001	2002
Common share	137,444,962	137,444,962
Investment shares	372,320	372,320
	137,817,282	137,817,282
Less - Treasury shares	(11,565,130)	(10,596,063)
	126,252,152	127,221,219

29

14. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices for the three-month and six-month periods ended June 30, 2001 and 2002 follows:

(a) Volume sold:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,	
	2001	2002	2001	2002
Gold	42,135 Oz	57,220 Oz	91,314 Oz	119,954 Oz
Silver	2,802,726 Oz	2,665,123 Oz	5,626,667 Oz	5,777,592 Oz
Lead	4,458 MT	5,463 MT	10,307 MT	10,697 MT
Zinc	13,358 MT	11,504 MT	26,196 MT	22,904 MT

(b) Average sales prices:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,	
	2001 US$	2002 US$	2001 US$	2002 US$
Gold	271.76/Oz	306.93/Oz	269.98/Oz	297.05/Oz
Silver	4.39/Oz	4.67/Oz	4.47/Oz	4.64/Oz
Lead	466.91/MT	465.46/MT	476.75/MT	468.13/MT
Zinc	933.10/MT	786.59/MT	967.56/MT	790.37/MT

15. Explanation added for translation into the English language

The consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may not conform with generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

By: ______________________________
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: July 26, 2002